SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: 29 October, 2009	By:	/S/ RONG GUANGDAO
	Name:	Rong Guangdao
	Title:	Chairman

To: Business Editor

[For Immediate Release]

Shanghai Petrochemical Announces Results

for the First Three Quarters of 2009

Achieving a Turnaround from Loss to Net Profit of RMB1.538 Billion

Hong Kong, October 28, 2009 … Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical” or the “Company”) (HKEx: 338; SSE: 600688; NYSE: SHI) announced today the unaudited operating results of the Company and its subsidiaries (collectively, the “Group”) for the nine-month period ended September 30, 2009 (the “Period”).

Under the China Accounting Standards for Business Enterprises, the Group’s operating income for the Period amounted to RMB34.264 billion, representing a decrease of 31% compared to the same period of last year, due to a significant decrease in product prices following a decrease in crude oil prices as compared to the same period of last year. Operating profit for the Period was RMB2.013 billion (same period of 2008: operating loss was RMB5.710 billion). Net profit attributable to equity shareholders of the Company for the Period was RMB1.538 billion (same period of 2008: net loss attributable to equity shareholders of the Company was RMB2.679 billion). Basic diluted earnings per share was RMB0.214 (same period of 2008: basic diluted losses per share was RMB0.372).

Mr. Rong Guangdao, Chairman of Shanghai Petrochemical, said, “ Since the beginning of this year, China has implemented the Price and Tax Reform on Refined Oil by beginning to levy the fuel consumption tax and indirectly linking the prices of domestic refined oil products with the prices of international crude oil in a controlled manner, together with the promulgation of the “Administrative Measures for Petroleum Prices (Trial)” in May, the inversion between prices of refined oil products and those of crude oil was basically brought to an end, thus improving the profitability of the Company’s refining operation to a certain extent. The petrochemical operation has bottomed out and re-stabilized, with prices of a majority of products having risen to a certain extent as demands in the downstream industry have gradually stabilized. Also, the production load of the relevant plants of the Company has increased and profitability has, therefore, been enhanced to a certain extent. However, as the impact of the international financial crisis continues to persist and there is a further upward trend of international crude oil prices, together with further intensified competition in the market due to newly added production capacity, many uncertainties still exist in the external operating environment of the Company. The Group will continue to actively respond to difficulties and challenges in its production and operation; strive to ensure a safe, stable and optimized operation; and further improve its work on crude oil purchasing and products sale, with a view to further improving the Company’s operating efficiency.”

Shanghai Petrochemical is one of the largest petrochemical companies in the PRC and was one of the first Chinese companies to effect a global securities offering. Located in Jinshan District in the southwest of Shanghai, it is a highly integrated petrochemical complex which processes crude oil into a broad range of products in synthetic fibres, resins and plastics, intermediate petrochemicals and refined oil products.

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the PRC economy may not grow at the same rate in future periods as it has in the last several years, or at all, including as a result of the PRC government’s macro-economic control measures to curb over-heating of the economy; uncertainty as to global economic growth in future periods; the risk that prices of the Company’s raw materials, particularly crude oil, will continue to increase; the risk that the Company may not be able to raise its product prices (particularly refined oil products) accordingly which would adversely affect the Company’s profitability; the risk that new marketing and sales strategies may not be effective; the risk that fluctuations in demand for the Company’s products may cause the Company to either over-invest or under-invest in production capacity in one or more of its four major product categories; the risk that investments in new technologies and development cycles may not produce the benefits anticipated by management; the risk that the trading price of the Company’s shares may decrease for a variety of reasons, some of which may be beyond the control of management; competition in the Company’s existing and potential markets; and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update this forward-looking information, except as required under applicable law.

– End –

Encl: Consolidated Income Statement (Unaudited)

For further information, please contact:

Ms. Janet Lai / Ms. Christy Lai

Rikes Hill & Knowlton Limited

Tel: (852) 2520 2201

Fax: (852) 2520 2241

Sinopec Shanghai Petrochemical Company Limited

Consolidated Income Statement (Unaudited)

Prepared under the China Accounting Standards for Business Enterprises (2006)

	For the nine-month period ended 30 September
	2009	2008
	RMB’000	RMB’000

Operating Income	34,264,070	49,863,969
Less: Operating costs	27,466,240	52,969,122
Business taxes and surcharges	3,053,108	759,090
Selling and distribution expenses	292,956	401,727
General and administrative expenses	1,533,091	1,367,664
Financial expenses	253,511	276,516
(Reversal of) impairment loss	(17,440)	71,956
Add: Loss from changes in fair value	(10,423)	—
Investment income	340,364	272,481
Including: income from investment in associates and jointly controlled entities	109,353	129,716

Operating profit / (loss)	2,012,545	(5,709,625)
Add: Non-operating income	114,194	2,253,760
Less: Non-operating expenses	31,678	32,110
Including: Loss from disposal of non-current assets	3,426	2,729

Profit / (loss) before income tax	2,095,061	(3,487,975)
Less: Income tax	502,329	(842,985)

Net profit / (loss)	1,592,732	(2,644,990)

Attributable to:
Equity shareholders of the Company	1,537,871	(2,679,272)
Minority interests	54,861	34,282

Earnings/(losses) per share
Basic	0.214	(0.372)

Diluted	0.214	(0.372)

Other comprehensive loss	(42,527)	(161,079)

Total comprehensive income/(loss)	1,550,205	(2,806,069)

Attributable to:
Equity shareholders of the Company	1,495,344	(2,840,351)
Minority interests	54,861	34,282

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

2009 Third Quarterly Report

This announcement is published simultaneously in Shanghai and Hong Kong. This announcement is published pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange in the People’s Republic of China and pursuant to the disclosure obligations under Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1	IMPORTANT MESSAGE

1.1	The board of directors (the “Board”) and the supervisory committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its directors, supervisors and senior management warrant that there are no false representations, or misleading statements contained in, or material omissions from, this report, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this report.

1.2	All of the Company’s directors attended the Board meeting.

1.3	The financial statements of the Company’s third quarterly report were unaudited.

1.4	Mr. Rong Guangdao, Chairman and President of the Company, Mr. Ye Guohua, Chief Financial Officer, overseeing the accounting operations and Mr. Zhou Meiyun, Finance Manager (Accounting Chief), hereby warrant the truthfulness and completeness of the financial report contained in this report.

2	BASIC INFORMATION OF THE COMPANY

2.1	Major Accounting Data and Financial Indicators

			Currency: RMB
	As at the end of the reporting period (30 September 2009)	As at the end of the previous year (31 December 2008)	Increase/ (decrease) as compared to the end of the previous year (%)
Total assets (’000)	30,865,244	28,107,465	9.81
Shareholders’ equity (excluding minority interests) (’000)	15,336,715	13,841,371	10.80
Net asset value per share attributable to equity shareholders of the Company (RMB)	2.130	1.922	10.82

	From the beginning of the year to the end of the reporting period (January 2009 - September 2009)	Increase/ (decrease) as compared to the corresponding period of the previous year (%)
Net cash flow from operating activities (’000)	1,203,146	—
Net cash flow per share from operating activities (RMB)	0.167	—

	The reporting period (July 2009 - September 2009)	From the beginning of the year to the end of the reporting period (January 2009 - September 2009)	Increase/ (decrease) as compared to the corresponding reporting period of the previous year (July 2008 - September 2008) (%)*

Net profit attributable to equity shareholders of the Company (’000)	550,635	1,537,871	—
Basic earnings per share (RMB)	0.076	0.214	—
Basic earnings per share excluding non-recurring items (RMB)	0.067	0.183	—
Diluted earnings per share (RMB)	0.076	0.214	—
Fully diluted return on net assets (%)	3.590	10.027	Increase 16.762 percentage points
Fully diluted return on net assets excluding non-recurring items (%)	3.133	8.576	Increase 16.316 percentage points

*	Comparative figures for the corresponding period of the previous year have been restated in accordance with the amendments of the “Notice on the Explanation of Information Disclosure of Companies Offering Securities to the Public No.1 —Non-recurring Items”(2008).

Deducting non-recurring items and amounts:

Non-recurring items	From the beginning of the year to the end of the reporting period (January 2009 to September 2009)
(RMB’000)

Gain from disposal of non-current assets	330,895
Enterprises restructure expenses, e.g. expenses for employee placement, integration expenses	(4,787)
Losses arising from changes in fair value of forward exchange contracts	(10,423)
Net expenses of non-operating expenses other than those mentioned above	(18,854)

Subtotal	296,831
Less: Tax effect for the above items	(74,208)

Total	222,623

Include: Non-recurring items attributable to equity shareholders of the Company	222,590
Non-recurring items attributable to minority shareholders	33

2.2	Number of shareholders at the end of the reporting period and shareholdings of the top ten holders of circulating shares

Unit: Share

Total number of shareholders as at the end of the reporting period	110,377

Shareholdings of the top ten holders of circulating shares

Name of shareholders (in full)	Number of shares in circulation held at the end of the reporting period	Type of shares
HKSCC (Nominees) Ltd.	2,299,512,101	Overseas listed foreign shares
China Minsheng Banking Corp., Ltd. — Orient Selective Mixed Open-end Securities Investment Fund	57,800,000	RMB-denominated ordinary shares
China Construction Bank — CIFM China Advantage Securities Investment Fund	23,254,087	RMB-denominated ordinary shares
Bank of China-Harvest Stable Open-end Securities Investment Fund	15,280,149	RMB-denominated ordinary shares
Bank of China-Harvest Income Growth Securities Investment Fund	14,006,349	RMB-denominated ordinary shares
China Life Insurance Company Limited — Dividend — Individual Dividend — 005L — FH002 Shanghai	13,844,819	RMB-denominated ordinary shares
China Life Insurance Company Limited — Traditional — Ordinary Insurance Product — 005L — CT001 Shanghai	13,648,194	RMB-denominated ordinary shares
Bank Of China Limited — Harvest Research Selective Equity Securities Investment Fund	6,868,958	RMB-denominated ordinary shares
Bank of China — Harvest Shanghai and Shenzhen 300 Index Securities Investment Fund	6,718,042	RMB-denominated ordinary shares
China Construction Bank — ChinaAMC Dividend Mixed Open-end Securities Investment Fund	4,316,279	RMB-denominated ordinary shares

3	MAJOR EVENTS

3.1	Situation and reasons for significant changes in accounting statements items and financial indicators of the Company

Unit: RMB’000

Item	As at 30 September 2009	As at 31 December 2008	Increase amount	Change (%)	Reasons for change
Inventories	6,533,114	4,492,215	2,040,899	45.43%	Increase in work-in-progress inventories of crude oil, heavy oil and naphtha

Unit: RMB’000

Item	For the nine-month period ended 30 September				Reasons for change
	2009	2008	Increase/ (decrease) amount	Change (%)
Operating profit /(loss)	2,012,545	(5,709,625)	7,722,170	—
Profit /(loss) before income tax	2,095,061	(3,487,975)	5,583,036	—	Significant decrease in crude oil costs as compared to the corresponding period in 2008
Net profit /(loss)	1,592,732	(2,644,990)	4,237,722	—
Net profit /(loss) attributable to equity shareholders of the Company	1,537,871	(2,679,272)	4,217,143	—
Operating income	34,264,070	49,863,969	(15,599,899)	-31.28%	Significant decrease in product prices following the decrease in crude oil prices as compared to the corresponding period in 2008
Operating costs	27,466,240	52,969,122	(25,502,882)	-48.15%	Significant decrease in crude oil costs as compared to the corresponding period in 2008
Business taxes and surcharges	3,053,108	759,090	2,294,018	302.21%	Fuel surcharge led to significant increase in consumption tax
Income tax	502,329	(842,985)	1,345,314	—	Increase in profit before income tax as compared to the corresponding period in 2008

3.2	Warning and explanation on projection of a possible loss or material year-on-year change in net profit from the beginning of the year to the end of the next reporting period

Due to a year-on-year decrease in international crude oil prices, the costs of the Group’s raw materials which are primarily crude oil-related dropped significantly. Meanwhile, since the 1st of January this year, the State Council has implemented the Price and Tax Reform on Refined Oil by beginning to levy the fuel consumption tax and indirectly linking the prices of domestic refined oil products with the prices of international crude oil in a controlled manner. On the 8th of May this year, the State Development and Reform Commission promulgated the “Administrative Measures for Petroleum Prices (Trial)” , which basically brought the inversion between prices of refined oil products and those of crude oil to an end, thus improving the profitability of the Company’s refining operation to a certain extent. In relation to the petrochemical operation, after the panic sell-off and sharp decrease in prices of products triggered by the financial crisis, it has bottomed out and re-stabilized, with prices of a majority of products having risen to a certain extent as demands in the downstream industry have gradually stabilized. Also, the production load of the relevant plants of the Company has increased and profitability has, therefore, been enhanced to a certain extent. However, as the impact of the international financial crisis continues to persist and there is a further upward trend of international crude oil prices, together with further intensified competition in the market due to newly added production capacity, many uncertainties still exist in the external operating environment of the Company. Therefore, the Group´s production and operation in the fourth quarter will continue to confront many difficulties and challenges. It is anticipated that the Group will remain profitable in its overall performance for the 12-month period ended December 31, 2009. (For the 12-month period ended December 31, 2008, the Group’s net loss attributable to equity shareholders of the Company amounted to RMB6,245.412 million according to PRC Accounting Standards.)

3.3	Disclosure as to implementation of the cash dividend policy during the reporting period

The Company recorded significant loss in the year 2008, and therefore no cash dividend was paid for the said year.

4	APPENDIX

4.1	Consolidated Balance Sheet (Unaudited)

As at 30 September 2009

Prepared under the China Accounting Standards for Business Enterprises (2006)

	As at 30 September 2009	As at 31 December 2008
	RMB’000 (Unaudited)	RMB’000 (Audited)

Assets
Current assets
Cash at bank and on hand	342,975	627,685
Financial assets held for trading	—	97,644
Bills receivable	912,091	566,356
Dividends receivable	68,698	74,000
Trade debtors	1,136,012	226,293
Advance payments	188,096	66,772
Other receivables	118,946	111,578
Inventories	6,533,114	4,492,215
Other current assets	166,723	248,808

Total current assets	9,466,655	6,511,351

Non-current assets
Available-for-sale financial assets	58,865	123,918
Long-term receivables	100,000	—
Long-term equity investments	2,845,298	2,941,717
Investment property	482,745	492,690
Fixed assets	15,024,716	13,528,185
Construction in progress	680,468	1,854,154
Intangible assets	562,065	577,479
Long-term deferred expenses	152,227	145,553
Deferred tax assets	1,492,205	1,932,418

Total non-current assets	21,398,589	21,596,114

Total assets	30,865,244	28,107,465

	As at 30 September 2009	As at 31 December 2008
	RMB’000 (Unaudited)	RMB’000 (Audited)

Liabilities and shareholders’ equity
Current liabilities
Short-term loans	8,003,242	8,838,204
Bills payable	1,733,158	265,443
Trade creditors	1,733,747	2,513,076
Receipts in advance	849,496	443,471
Employee benefits payable	26,407	23,240
Taxes payable	295,196	45,448
Interest payable	23,895	18,333
Other payables	824,362	660,984
Short-term debentures payable	1,000,000	—
Current portion of non-current liabilities	199,521	534,521

Total current liabilities	14,689,024	13,342,720

Non-current liabilities
Long-term loans	329,021	429,021
Other non-current liabilities	225,810	230,000

Total non-current liabilities	554,831	659,021
Total liabilities	15,243,855	14,001,741
Shareholders’ equity
Share capital	7,200,000	7,200,000
Capital reserve	2,896,654	2,939,181
Surplus reserve	4,766,408	4,766,408
Retained earnings / (Accumulated loss)	473,653	(1,064,218)

Total equity attributable to equity shareholders of the Company	15,336,715	13,841,371
Minority interests	284,674	264,353

Total equity	15,621,389	14,105,724
Total liabilities and shareholders’ equity	30,865,244	28,107,465

Balance Sheet

As at 30 September 2009 (Unaudited)

Prepared under the China Accounting Standards for Business Enterprises (2006)

	As at 30 September 2009	As at 31 December 2008
	RMB’000 (Unaudited)	RMB’000 (Audited)

Assets
Current assets
Cash at bank and in hand	193,625	294,786
Financial assets held for trading	—	97,644
Bills receivable	829,484	436,056
Dividends receivable	64,000	74,000
Trade debtors	1,007,657	197,522
Advance payments	202,358	65,586
Other receivables	117,018	12,465
Inventories	6,256,325	4,249,254
Other current assets	142,589	245,420

Total current assets	8,813,056	5,672,733

Non-current assets
Available-for-sale financial assets	58,865	111,327
Long-term equity investments	4,037,086	4,231,982
Investment property	543,212	554,405
Fixed assets	14,349,385	12,648,909
Construction in progress	641,640	1,815,344
Intangible assets	448,708	459,181
Long-term deferred expenses	150,226	141,331
Deferred tax assets	1,492,432	1,935,851

Total non-current assets	21,721,554	21,898,330

Total assets	30,534,610	27,571,063

	As at 30 September 2009	As at 31 December 2008
	RMB’000 (Unaudited)	RMB’000 (Audited)

Liabilities and shareholders’ equity
Current liabilities
Short-term loans	7,725,672	8,683,204
Bills payable	1,824,876	265,364
Trade creditors	1,338,418	2,399,527
Receipts in advance	765,135	369,723
Employee benefits payable	23,022	20,443
Taxes payable	284,194	39,062
Interests payable	23,895	18,333
Other payables	1,418,274	921,185
Short-term debentures payable	1,000,000	—
Current portion of non-current liabilities	150,000	450,000

Total current liabilities	14,553,486	13,166,841

Non-current liabilities
Long-term loans	450,000	300,000
Other non-current liabilities	225,810	230,000

Total non-current liabilities	675,810	530,000

Total liabilities	15,229,296	13,696,841

Shareholders’ equity
Share capital	7,200,000	7,200,000
Capital reserves	2,896,654	2,930,412
Surplus reserves	4,766,408	4,766,408
Retained earnings / (Accumulated loss)	442,252	(1,022,598)

Total equity	15,305,314	13,874,222

Total liabilities and shareholders’ equity	30,534,610	27,571,063

4.2	Income Statements (Unaudited)

For the nine-month period ended 30 September 2009

Prepared under the China Accounting Standards for Business Enterprises (2006)

		The Group		The Company
		2009	2008	2009	2008
		RMB’000 (Unaudited)	RMB’000 (Unaudited)	RMB’000 (Unaudited)	RMB’000 (Unaudited)

Operating income		34,264,070	49,863,969	29,662,974	46,274,044
Less: Operating costs		27,466,240	52,969,122	23,189,868	49,628,883
Business taxes and surcharges		3,053,108	759,090	3,048,430	750,902
Selling and distribution expenses		292,956	401,727	233,614	337,268
General and administrative expenses		1,533,091	1,367,664	1,371,773	1,194,452
Financial expenses		253,511	276,516	236,954	237,496
(Reversal of) impairment loss		(17,440)	71,956	(11,609)	182,227
Add: Loss from changes in fair value		(10,423)	—	(10,423)	—
Investment income		340,364	272,481	253,200	239,535
Including:	income from investment in associates and jointly controlled entities	109,353	129,716	106,316	111,553

Operating profit/(loss)		2,012,545	(5,709,625)	1,836,721	(5,817,649)
Add: Non-operating income		114,194	2,253,760	113,593	2,252,214
Less: Non-operating expenses		31,678	32,110	30,792	31,044
Including:	loss from disposal of non-current assets	3,426	2,729	2,836	2,278

Profit/(loss) before income tax		2,095,061	(3,487,975)	1,919,522	(3,596,479)
Less: Income tax		502,329	(842,985)	454,672	(885,942)

Net profit/(loss)		1,592,732	(2,644,990)	1,464,850	(2,710,537)

Attributable to:
Equity shareholders of the Company		1,537,871	(2,679,272)
Minority interests		54,861	34,282
Earnings/(losses) per share
Basic		0.214	(0.372)

Diluted		0.214	(0.372)

Other comprehensive loss		(42,527)	(161,079)	(33,758)	(137,070)

Total comprehensive income/(loss)		1,550,205	(2,806,069)	1,431,092	(2,847,607)

Attributable to:
Equity shareholders of the Company		1,495,344	(2,840,351)
Minority interests		54,861	34,282

Income Statements (Unaudited)

For the three-month period from July to September 2009

Prepared under the China Accounting Standards for Business Enterprises (2006)

		The Group		The Company
		2009	2008	2009	2008
		RMB’000 (Unaudited)	RMB’000 (Unaudited)	RMB’000 (Unaudited)	RMB’000 (Unaudited)

Operating income		13,059,390	16,956,208	11,224,196	15,841,161
Less: Operating costs		10,787,579	19,664,728	9,037,526	18,607,040
Business taxes and surcharges		958,395	186,340	957,595	183,581
Selling and distribution expenses		107,076	131,371	86,839	109,441
General and administrative expenses		574,934	468,204	524,584	409,036
Financial expenses		48,704	137,482	41,972	124,989
Reversal of impairment loss		(604)	—	—	—
Add: Loss from changes in fair value		(51)	—	(51)	—
Investment income/(loss)		159,571	(12,619)	174,971	(18,144)
Including:	income/(loss) from investment in associates and jointly controlled entities	62,164	(17,385)	67,810	(21,947)

Operating profit/(loss)		742,826	(3,644,536)	750,600	(3,611,070)
Add: Non-operating income		15,113	611,553	15,074	611,439
Less: Non-operating expenses		16,440	6,053	16,439	5,393
Including:	loss from disposal of non-current assets	851	705	851	255

Profit/(loss) before income tax		741,499	(3,039,036)	749,235	(3,005,024)
Less: Income tax		178,192	(740,428)	167,472	(745,626)

Net profit/(loss)		563,307	(2,298,608)	581,763	(2,259,398)

Attributable to:
Equity shareholders of the Company		550,635	(2,306,500)
Minority interests		12,672	7,892
Earnings/(losses) per share
Basic		0.076	(0.320)

Diluted		0.076	(0.320)

Other comprehensive loss		(73,443)	(6,198)	(73,443)	(3,939)

Total comprehensive income/(loss)		489,864	(2,304,806)	508,320	(2,263,337)

Attributable to:
Equity shareholders of the Company		477,192	(2,312,698)
Minority interests		12,672	7,892

4.3	Consolidated Cash Flow Statements (Unaudited)

For the nine-month period ended 30 September 2009

Prepared under the China Accounting Standards for Business Enterprises (2006)

	2009	2008
	RMB’000 (Unaudited)	RMB’000 (Unaudited)

Cash flows from operating activities:
Cash received from sale of goods and rendering of services	39,487,581	59,675,620
Refund of taxes	8,435	83,917
Other cash received relating to operating activities	1,898	2,116,337

Sub-total of cash inflows	39,497,914	61,875,874

Cash paid for goods and services	(33,903,429)	(62,786,689)
Cash paid to and for employees	(1,267,286)	(1,375,293)
Cash paid for all types of taxes	(2,876,134)	(714,753)
Other cash paid relating to operating activities	(247,919)	(288,964)

Sub-total of cash outflows	(38,294,768)	(65,165,699)

Net cash inflow/(outflow) from operating activities	1,203,146	(3,289,825)

Cash flows from investing activities:
Cash received from disposal of investments	431,862	153,997
Cash received from investment income	75,865	540,842
Net cash received from disposal of fixed assets and intangible assets	116,613	16,620
Other cash received relating to investing activities	14,816	49,967

Sub-total of cash inflows	639,156	761,426

Cash paid for acquisition of fixed assets and intangible assets	(1,484,844)	(848,334)
Cash paid for investment	(132,000)	—

Sub-total of cash outflows	(1,616,844)	(848,334)

Net cash outflow from investing activities	(977,688)	(86,908)

	2009	2008
	RMB’000 (Unaudited)	RMB’000 (Unaudited)

Cash flows from financing activities:
Cash received from issue of debenture	1,000,000	—
Proceeds from borrowings	23,059,152	22,273,828

Sub-total of cash inflows	24,059,152	22,273,828

Repayments of borrowings	(24,244,133)	(18,321,899)
Cash paid for dividends, profits distribution and interest	(325,190)	(751,199)

Sub-total of cash outflows	(24,569,323)	(19,073,098)

Net cash (outflow)/inflow from financing activities	(510,171)	3,200,730

Effect of foreign exchange rate changes on cash and cash equivalents	3	(1,186)

Net decrease in cash and cash equivalents	(284,710)	(177,189)
Add: Cash and cash equivalents at the beginning of the period	627,685	893,165

Cash and cash equivalents at the end of the period	342,975	715,976

4.4	Cash Flow Statements (Unaudited)

For the nine-month period ended 30 September 2009

Prepared under the China Accounting Standards for Business Enterprises (2006)

	2009	2008
	RMB’000 (Unaudited)	RMB’000 (Unaudited)

Cash flows from operating activities:
Cashed received from sale of goods and rendering of services	33,888,663	54,722,512
Refund of taxes	—	83,917
Other cash received relating to operating activities	1,401	2,114,997

Sub-total of cash inflows	33,890,064	56,921,426

Cash paid for goods and services	(28,308,871)	(58,474,603)
Cash paid to and for employees	(1,175,318)	(1,107,236)
Cash paid for all types of taxes	(2,833,055)	(650,526)
Other cash paid relating to operating activities	(233,382)	(256,212)

Sub-total of cash outflows	(32,550,626)	(60,488,577)

Net cash inflow/(outflow) from operating activities	1,339,438	(3,567,151)

Cash flows from investing activities:
Cash received from disposal of investments	144,326	120,001
Cash received from investment income	69,973	531,042
Net cash received from disposal of fixed assets and intangible assets	110,534	10,900
Other cash received relating to investing activities	10,961	42,812

Sub-total of cash inflows	335,794	704,755

Cash paid for acquisition of fixed assets and intangible assets	(1,476,137)	(841,435)

Sub-total of cash outflows	(1,476,137)	(841,435)

Net cash outflow from investing activities	(1,140,343)	(136,680)

	2009	2008
	RMB’000 (Unaudited)	RMB’000 (Unaudited)

Cash flows from financing activities:
Cash received from issue of debenture	1,000,000	—
Proceeds from borrowings	22,946,943	22,115,828

Sub-total of cash inflows	23,946,943	22,115,828

Repayments of borrowings	(23,968,495)	(17,982,924)
Cash paid for dividends, profits distribution and interest	(278,710)	(643,901)

Sub-total of cash outflows	(24,247,205)	(18,626,825)

Net cash (outflow)/inflow from financing activities	(300,262)	3,489,003

Effect of foreign exchange rate changes on cash and cash equivalents	6	(7)

Net decrease in cash and cash equivalents	(101,161)	(214,835)
Add: Cash and cash equivalents at the beginning of the period	294,786	634,533

Cash and cash equivalents at the end of the period	193,625	419,698

By order of the Board Rong Guangdao Chairman

Shanghai, the PRC, 28 October 2009

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Li Honggen, Shi Wei and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.